Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Consolidated Year Ended December 31, 2011	Consolidated Year Ended December 31, 2010	Consolidated Year Ended December 31, 2009	Consolidated Year Ended December 31, 2008	Consolidated Year Ended December 31, 2007
Calculation of Earnings:
Add:
Pre-tax income (loss) from continuing operations before adjustment for equity investees	$(15,786)	$(15,254)	$(31,722)	$(3,297)	$10,857
Fixed charges (see below)	18,176	19,418	27,091	30,988	28,096
Distributed income from unconsolidated real estate entities	600	—	724	462	1,113
Amortization of capitalized interest	837	541	2,159	3,813	—
Subtract:
Capitalized Interest	(27)	—	(110)	(8,130)	(10,295)
Total earnings before fixed charges	3,800	4,705	(1,858)	23,836	29,771
Fixed charges
Interest expense	17,938	19,239	26,868	22,763	17,721
Capitalized Interest	27	—	110	8,130	10,295
Interest within rental expense	211	179	113	95	80
Total fixed charges	$18,176	$19,418	$27,091	$30,988	$28,096
Ratio of earnings (loss) to fixed charges	0.21	0.24	(0.07)	0.77	1.06
Deficiency	$14,376	$14,713	$28,949	$7,152	N/A

In computing the ratios above, earnings consist of net income (loss) on a pre-tax basis from continuing operations for us and our consolidated subsidiaries plus distributed income from unconsolidated/uncombined real estate entities, but before equity in net income (loss) of unconsolidated/uncombined real estate entities, non-controlling interests, taxes and fixed charges. Fixed charges consist of interest expense (including an estimate of the interest within rental expense), capitalized interest, amortization of deferred financing fees (whether expensed or capitalized) and amortization of discounts or premiums related to indebtedness. We have not issued any preferred stock shares. We have estimated for purposes of the above ratios interest within rental expense at one-third.
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